Mail Stop 3561

June 29, 2007

Woo Sun Mike Jung
Chief Executive Officer, Chairman, President and Chief Financial Officer
2-Track Global, Inc.
35 Argo House
Kilburn Park Road
London, UK NW6 5LF

      Re: 2-Track Global, Inc.
          File No. 000-50168
          Form 10-KSB: For the Fiscal Year Ended December 31, 2006
          Form 10-QSB: For the Quarterly Period Ended March 31, 2007
          Form 8-K: Filed December 15, 2006

Dear Mr. Jung:

      We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments except as indicated in comment number 6. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the fiscal year ended December 31, 2006

Revenue Recognition

1.   Please disclose your revenue recognition policy and provide us a copy of your intended disclosure. Refer to the guidance in SAB 104.

Form 10-QSB: For the quarterly period ended March 31, 2007

Managements Discussion and Analysis, page 11

Results of Operations, page 16

2.   Please explain to us in detail the facts and circumstances surrounding the products that were sold in 2006 but returned by the customers in the first quarter of 2007, and fully explain to us why your initial revenue recognition for these products was appropriate.

3.   In addition, please describe the rights of return you offer your customers and explain how your revenue recognition policy meets the criteria in paragraph 6 of SFAS 48.

Consolidated Balance Sheets, page 4

4.   Please tell us the amount of the accounts receivable balance at March 31, 2007 that you have subsequently collected.

5.   Please tell us the reason for the increase in inventory and why you believe your inventory is stated at the lower of cost or market. In addition, discuss in MD&A the reasons for material changes in line items of your financial statements.

Form 8-K Filed December 15, 2006

6. Please amend your Form 8-K to include the required letter from your former auditor, Moen & Company, in accordance with Item 304 of Regulation S-B.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief